UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42688

707 Cayman Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong	Hong Kong
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

There was extraordinary general meeting (the “EGM”) of 707 Cayman Holdings Limited (the “Company”) held on March 25, 2025 at 10:00 a.m. (Hong Kong time) at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Hong Kong. At the close of business on March 5, 2025, the record date for the determination of shareholders entitled to vote, there were 28,219,360 Class A Ordinary Shares outstanding, with each share entitled to one vote, and 7,806,000 Class B Ordinary Shares outstanding, each share being entitled to 25 votes. Holders of 8,071,608 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares of the Company on March 5, 2025 were present in person or by proxy at the EGM and constituted a quorum.

At the EGM, the shareholders of the Company voted and approved each of the following resolutions, pursuant to the accompanying voting results, with the complete proposals as were set forth in the Notice of the EGM that was filed with the Securities and Exchange Commission on March 6, 2026:

Proposal 1: The consolidation of each of the issued and unissued class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”) each at a ratio one (1) – for-twenty (20) (the “Initial Consolidation”) such that (i) every 20 existing authorized unissued and issued Class A Ordinary Share par value US$0.001 each be consolidated into 1 Class A Ordinary Share of par value US$0.02 each, and (ii) every 20 existing authorized unissued and issued Class B Ordinary Share par value US$0.001 each be consolidated into 1 Class B Ordinary Share of par value US$0.02 each, such that following the Initial Consolidation, the authorized share capital of the Company is US$500,000 divided into 25,000,000 shares of a par value of US$0.02 each, comprising (a) 20,000,000 Class A Ordinary Shares of a par value of US$0.02 each and (b) 5,000,000 Class B Ordinary Shares of a par value of US$0.02 each; and the authorization of the board of directors of the Company (the “Board”) to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation, with the following vote:

7,959,209 Class A Ordinary Shares (28.20%) voting FOR, 112,300 Ordinary Shares (0.40%) voting AGAINST, and 100 Ordinary Shares (<0.01%) ABSTAINING, and

7,806,000 Class B Ordinary Shares (100%).voting FOR, 0 Class B Ordinary Shares (0%) voting AGAINST, and 0 Class B Ordinary Shares (0%) ABSTAINING.

Proposal 2: The consolidation of (i) each of the issued and unissued Class A Ordinary Shares with a par value of US$0.02 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.02 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion by no later than 21 September 2026, being 180 days after the date of the 2026 Extraordinary Meeting (the “Further Consolidation”);

The authorization of the Board at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than 21 September 2026, being 180 days after the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

The authorization of the Board to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation, with the following vote:

7,958,614 Class A Ordinary Shares (28.20%) voting FOR, 110,895 Ordinary Shares (0.39%) voting AGAINST, and 2,100 Ordinary Shares (0.03%) ABSTAINING, and

7,806,000 Class B Ordinary Shares (100%).voting FOR, 0 Class B Ordinary Shares (0%) voting AGAINST, and 0 Class B Ordinary Shares (0%) ABSTAINING.

Previously, on December 19, 2025 at 10:00 a.m. (Hong Kong time) at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Hong Kong, the Company held an EGM and the record date for the determination of shareholders entitled to vote at the EGM held on December 19, 2025 was December 8, 2025, at which time there were 18,750,000 Ordinary Shares outstanding, each share being entitled to one vote. Holders of 16,051,516 Ordinary Shares of the Company as of December 8, 2025 were present in person or by proxy at the EGM and constituted a quorum.

At the EGM held on December 19, 2025, the shareholders of the Company voted and approved each of the following, pursuant to the accompanying voting results, with the complete proposals as were set forth in the Notice of the EGM that was filed with the Securities and Exchange Commission on December 9, 2025:

Proposal 1: The adoption of a dual class structure such that every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Shares (as defined in Resolution 2), of which they are the holder and twenty-five (25) for each Class B Ordinary Shares (as defined in Resolution 2), of which they are the holder, with the following vote:

15,652,072 Ordinary Shares (97.51%).voting FOR, 398,903 Ordinary Shares (2.49%) voting AGAINST, and 541 Ordinary Shares (<0.01%) ABSTAINING;

Proposal 2: Authorized share capital of the Company be changed from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each, comprising (i) 400,000,000 Class A Ordinary Shares, and (ii) 100,000,000 Class B Ordinary Shares, with the following vote:

15,652,071 Ordinary Shares (97.51%), voting FOR, 399,344 Ordinary Shares (2.49%) voting AGAINST, and 101 Ordinary Shares (<0.01%) ABSTAINING; and

Proposal 3: Approved that the shares of the Company be redesignated such that the 15,612,000 issued ordinary shares of par value US$0.001 each in the capital of the Company registered in the name of JME International Holdings Limited be redesignated as 7,806,000 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares and the remaining 10,728,000 issued ordinary shares of par value of US$0.001 each in the capital of the Company registered in the names of various shareholders be redesignated as 10,728,000 Class A Ordinary Shares, the 381,466,000 authorized but unissued ordinary shares of par value of US$0.001 each in the capital of the Company be redesignated as 381,466,000 Class A Ordinary Shares and the 92,194,000 authorized but unissued ordinary shares of par value of US$0.001 each in the capital of the Company be redesignated as 92,194,000 Class B Ordinary Shares, with the following vote:

15,652,071 Ordinary Shares (97.51%).voting FOR, 399,344 Ordinary Shares (2.49%) voting AGAINST, and 101 Ordinary Shares (<0.01%) ABSTAINING; and

Proposal 4: The Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as were set forth in Annex A to the notice of the EGM were adopted to reflect, among others, the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares, with the following vote:

15,798,065 Ordinary Shares (98.42%).voting FOR, 252,537 Ordinary Shares (1.57%) voting AGAINST, and 914 Ordinary Shares (0.01%) ABSTAINING.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

707 Cayman Holdings Limited

Date: March 30, 2026	By	/s/ Cheung Lui
Cheung Lui
Chief Executive Officer